MY TRAVEL


05009933

MyTravel Group plc
Parkway One
Parkway Business Centre
300 Princess Road
Manchester M14 7QU

t +44 (0)161 232 0066
f +44 (0)161 232 6524
www.mytravelgroup.com

19 July 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL


SEC MAIL PROCESSING
RECEIVED
JUL 21 2005
WASH. D.C.
198
SECTION

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company;

1. makes or is required to make public pursuant to the laws of England and Wales;
2. distributes or is required to distribute to the holders of its securities; and
3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 18th of July 2005, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

PROCESSED
JUL 25 2005
THOMSON FINANCIAL

Karen Houlihan
Company Secretarial Assistant
MyTravel Group plc

Enclosures

J:Grpsec-15-07-0801-001-SEC-3-050719

MyTravel Group plc
Registered Office
Parkway One, Parkway Business Centre
300 Princess Road, Manchester M14 7QU

ATOL 1179 ABTA V6896 Registered in England
Company Registration No. 742748

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

J.P. Morgan Securities Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J.P. Morgan Asset Management (UK) Limited	543,171 (0.13%)
J.P. Morgan Securities Limited	39,043,576 (8.99%)
J.P. Morgan GT Corporation	11,833,333 (2.72%)
Total	**51,430,080 (11.84%)**

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p Ordinary shares

10. Date of transaction

Not supplied

11. Date company informed

15 July 2005

12. Total holding following this notification

51,420,080, 30p ordinary shares

13. Total percentage holding of issued class following this notification

11.84% of the A ordinary shares

14. Any additional information

The aggregate holding of JPMCC in the Company as stated above includes a material interest of 8.99%, held by J.P. Morgan Securities Limited ("JPMSL")

15. Name of contact and telephone number for queries

Mike Vaux - +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification



Mike Vaux, Assistant Group Company Secretary

Date of notification

18 July 2005

The Company Secretary
MyTravel Group Plc – Ordinary Shares
Parkway One
300 Princess Road
Manchester
M14 7QU

13 July 2005

Dear Sir,

MYTRAVEL GROUP PLC – ORDINARY SHARES OF 30P EACH
S198 COMPANIES ACT 1985 INTEREST IN SHARES

On behalf of J.P. Morgan Chase & Co. ("JPMCC") of 270 Park Avenue New York NY 10017, we would like to advise that JPMCC has a disclosable interest of 11.84% in the Ordinary Shares of MyTravel Group Plc (the "Company") following the consolidation of the share capital and based on the new issued share capital of 434,152,761 ordinary shares. Details are as follows:

Total Number of shares held by J.P. Morgan Chase & Co.: 51,420,080 (11.84%)
Number of shares held by J.P. Morgan Asset Management (UK) Limited: 543,171 (0.13%)
Number of shares held by J.P. Morgan Securities Limited: 39,043,576 (8.99%)
Number of shares held by J.P. Morgan GT Corporation: 11,833,333 (2.72%)

The aggregate holding of JPMCC in the Company as stated above includes a material interest of 8.99%, held by J.P. Morgan Securities Limited ("JPMSL").

Should you require any further information please do not hesitate to contact us.

Yours faithfully,



Gapsun Rhee
EMEA Surveillance

J.P. Morgan Securities Ltd.
125 London Wall, London, EC2Y 5AJ
Tel: +44 (0)20 7325 5808 • Fax: +44 (0)20 7325 4179 gapsun.s.rhee@jpmorgan.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

MyTravel Group plc

2. Name of shareholder having a major interest

Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of Standard Life Investments

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Vidacos Nominees

5. Number of shares / amount of stock acquired

Not supplied

6. Percentage of issued class

Not supplied

7. Number of shares / amount of stock disposed

Not supplied

8. Percentage of issued class

Not supplied

9. Class of security

30p ordinary shares

10. Date of transaction

15 July 2005

11. Date company informed

18 July 2005

12. Total holding following this notification

17,374,558

13. Total percentage holding of issued class following this notification

4.00% of the 30p ordinary shares

14. Any additional information

15. Name of contact and telephone number for queries

Mike Vaux +44 161 232 6567

16. Name and signature of authorised company official responsible for making this notification

Mike Vaux, Assistant Company Secretary



Date of notification

18 July 2005

citigroup

Data Control
1 Calton Square
2nd Floor, Greenside
Edinburgh
EH1 3AJ

Fax: 0131 524 2920
Tel: 0131 524 2829
E-mail: data.controlEd@citigroup.com

Company Secretary
MyTravel Group
Fax: 0161 232 6524

18 July, 2005

Dear Sir / Madam

MyTravel Group Ord GBP0.30 shares

In terms of Part VI of the Companies Act 1985 (as amended), I have to inform you on behalf of Standard Life Investments that on 15/07/05, Standard Life Investments acquired 169,218 shares on behalf of Standard Life Group. This increased the total held as a **material** interest to 17,374,558 shares being 4.002% of the issued stock of that class. 4.00%

No. of shares held	Registered Name
17,374,558	Vidacos Nominees

Please acknowledge safe receipt of this notice by endorsing a copy of this letter with the date of receipt and return the copy to us at the above address or by fax to 0131 524 2920.

Yours faithfully

RL Atkinson

Data Control